SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         Schedule 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. __)*

                         Portec, Inc.
  ---------------------------------------------------------
                       (Name of Issuer)

                Common Stock, $1.00 par value

                (Title of Class of Securities)

                           73620210
  ---------------------------------------------------------
                        (CUSIP Number)

                    MHD Acquisition Corp.
               10 South Wacker Drive Suite 3175
                   Chicago, Illinois 60606
                    c/o Thomas J. Formolo

                       with a copy to:
                       Mark T. Kindelin
                       Altheimer & Gray
                    10 South Wacker Drive
                   Chicago, Illinois 60606
                        (312) 715-4072
        ---------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                        April 10, 1998
                  --------------------------
   (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
  13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
  Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



  ---------------------------------------------------------
   1.  Name of Reporting Person:

       MHD Acquisition Corp.

  ---------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                   (a) /  /

                                                    (b) /x/
  ---------------------------------------------------------
   3.  SEC Use Only

  ---------------------------------------------------------
   4.  Source of Funds: Not Applicable

  ---------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                       /  /
  ---------------------------------------------------------
   6.  Citizenship or Place of Organization:  Delaware
                -------------------------------------------
   Number of     7.  Sole Voting Power:    0
   Shares       -------------------------------------------
   Beneficially  8.  Shared Voting Power: 1,020,328
   Owned By     -------------------------------------------
   Each          9.  Sole Dispositive Power:    0
   Reporting    -------------------------------------------
   Person       10.  Shared Dispositive Power:  0
   With
  ---------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       1,020,328
  ---------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       /  /
  ---------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11):
       22.9%
  ----------------------------------------------------------
   14. Type of Reporting Person: CO
  ----------------------------------------------------------

  ----------------------------------------------------------
   1.  Name of Reporting Person:

       J Richard Industries, L.P.
  ----------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                   (a) /  /

                                                    (b) /x/
  ----------------------------------------------------------
   3.  SEC Use Only
  ----------------------------------------------------------
   4.  Source of Funds: Not Applicable
  ----------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                       /  /
  ----------------------------------------------------------
   6.  Citizenship or Place of Organization:  Delaware
                --------------------------------------------
   Number of     7.  Sole Voting Power:    0
   Shares       --------------------------------------------
   Beneficially  8.  Shared Voting Power: 1,020,328 (1)
   Owned By     --------------------------------------------
   Each          9.  Sole Dispositive Power:    0
   Reporting    --------------------------------------------
   Person       10.  Shared Dispositive Power:  0
   With
  ----------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       1,020,328 (1)
  ----------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       /  /
  ----------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11):
       22.9%
  ----------------------------------------------------------
   14. Type of Reporting Person: PN
  ----------------------------------------------------------

  (1) Solely in its capacity as the owner of 100% of the outstanding common stock of MHD Acquisition Corp. See
  Item 2.

  ----------------------------------------------------------
   1.  Name of Reporting Person:

       J Richard Holdings, L.P.
  ----------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                   (a) /  /

                                                    (b) /x/
  ----------------------------------------------------------
   3.  SEC Use Only
  ----------------------------------------------------------
   4.  Source of Funds: Not Applicable
  ----------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                       /  /
  ----------------------------------------------------------
   6.  Citizenship or Place of Organization:  Delaware
                --------------------------------------------
   Number of     7. Sole Voting Power:    0
   Shares       --------------------------------------------
   Beneficially  8. Shared Voting Power: 1,020,328 (1)
   Owned By     --------------------------------------------
   Each          9. Sole Dispositive Power:    0
   Reporting    --------------------------------------------
   Person       10. Shared Dispositive Power:  0
   With
  ----------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       1,020,328 (1)
  ----------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       /  /
  ----------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11):
       22.9%
  ----------------------------------------------------------
   14. Type of Reporting Person: PN
  ----------------------------------------------------------

  (1)  Solely in its capacity as general partner of J
  Richard Industries, L.P., the owner of 100% of the outstanding common stock of MHD Acquisition Corp. See
  Item 2.


  ----------------------------------------------------------
   1.  Name of Reporting Person:

       J Richard Industries, Inc.
  ----------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                   (a) /  /

                                                   (b) /x/
  ----------------------------------------------------------
   3.  SEC Use Only
  ----------------------------------------------------------
   4.  Source of Funds: Not Applicable
  ----------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                       /  /
  ----------------------------------------------------------
   6.  Citizenship or Place of Organization:  Delaware
                 -------------------------------------------
   Number of      7.  Sole Voting Power:    0
   Shares        -------------------------------------------
   Beneficially   8.  Shared Voting Power: 1,020,328 (1)
   Owned By      -------------------------------------------
   Each           9.  Sole Dispositive Power:    0
   Reporting     -------------------------------------------
   Person        10.  Shared Dispositive Power:  0
   With
  ----------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       1,020,328 (1)
  ----------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       /  /
  ----------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11):
       22.9%
  ----------------------------------------------------------
   14. Type of Reporting Person: CO
  ----------------------------------------------------------

  (1)  Solely in its capacity as general partner of J
  Richard Holdings, L.P., general partner of J Richard
  Industries, L.P., the owner of 100% of the outstanding common stock of MHD Acquisition Corp. See Item 2.

  ----------------------------------------------------------
   1.  Name of Reporting Person:

       Code, Hennessy & Simmons II, L.P.
  ----------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                   (a) /  /

                                                    (b) /x/
  ----------------------------------------------------------
   3.  SEC Use Only
  ----------------------------------------------------------
   4.  Source of Funds: Not Applicable
  ----------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                       /  /
  ----------------------------------------------------------
   6.  Citizenship or Place of Organization:  Delaware
                --------------------------------------------
   Number of     7.  Sole Voting Power:    0
   Shares       --------------------------------------------
   Beneficially  8.  Shared Voting Power:  1,020,328 (1)
   Owned By     --------------------------------------------
   Each          9.  Sole Dispositive Power:    0
   Reporting    --------------------------------------------
   Person       10.  Shared Dispositive Power:  0
   With
  ----------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       1,020,328 (1)
  ----------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       /  /
  ----------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11):
       22.9%
  ----------------------------------------------------------
   14. Type of Reporting Person: PN
  ----------------------------------------------------------

  (1) Solely in its capacity as the owner of 100% of the common stock of J Richard Industries, Inc., general partner of J Richard Holdings, L.P., general partner of J
  Richard Industries, L.P., the owner of 100% of the outstanding common stock of MHD Acquisition Corp. See
  Item 2.

  ----------------------------------------------------------
   1.  Name of Reporting Person:

       Code, Hennessy & Simmons, Inc.
  ----------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                   (a) /  /

                                                    (b) /x/
  ----------------------------------------------------------
   3.  SEC Use Only
  ----------------------------------------------------------
   4.  Source of Funds: Not Applicable
  ----------------------------------------------------------
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                       /  /
  ----------------------------------------------------------
   6.  Citizenship or Place of Organization: Delaware
                --- -----------------------------------------
   Number of     7. Sole Voting Power: 0
   Shares       ---------------------------------------------
   Beneficially  8. Shared Voting Power: 1,020,038 (1)
   Owned By     ---------------------------------------------
   Each          9. Sole Dispositive Power: 0    Person
   Reporting    ---------------------------------------------
   Person       10. Shared Dispositive Power: 0
   With
  -----------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each
       Reporting Person:

       1,020,038 (1)
  -----------------------------------------------------------
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       /  /
  -----------------------------------------------------------
   13. Percent of Class Represented by Amount in Row (11):
       22.9%
  -----------------------------------------------------------
   14. Type of Reporting Person:  CO
  -----------------------------------------------------------

  (1) Solely in its capacity as the general partner of Code, Hennessy & Simmons II, L.P., owner of 100% of the common stock of J Richard Industries, Inc., general partner of J Richard Holdings, L.P., general partner of J
  Richard Industries, L.P., the owner of 100% of the outstanding common stock of MHD Acquisition Corp. See
  Item 2.


  Item 1.   Security and Issuer.

       This statement relates to the shares of common stock, $1.00 par value per share (the "Shares") of Portec, Inc. ("Portec"). The principal executive offices of Portec are located at 100 Field Drive, Suite 120, Lake
  Forest, Illinois 60045.

  Item 2.   Identity and Background.

       (a) This Schedule 13D is filed by MHD Acquisition
  Corp., a Delaware corporation ("Acquiror"), J Richard
  Industries, L.P., a Delaware limited partnership ("J
  Richard L.P."), J Richard Holdings, L.P., a Delaware limited partnership ("Holdings"), J Richard Industries,
  Inc., a Delaware corporation ("J Richard Inc."), Code
  Hennessy & Simmons II, L.P., a Delaware limited partnership ("CHS L.P."), and Code Hennessy & Simmons,
  Inc., an Illinois corporation ("CHS Inc."), (collectively the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
  Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

       (b)-(c)

       Acquiror is a Delaware corporation, the principal business of which is purchasing and holding securities.
  The principal business and office address of Acquiror is 3934 Concord Street, Toledo, Ohio 43612.

       J Richard L.P. is a Delaware limited partnership, the principal business of which is the manufacture of certain materials handling products. Acquiror is a wholly owned subsidiary of J Richard L.P. The principal business and office address of J Richard L.P., is 3934 Concord
  Street, Toledo, Ohio 43612.

       Holdings is a Delaware limited partnership, the principal business of which is holding the general partnership interest of J. Richard L.P. Holdings is the sole general partner of J Richard L.P. The principal business and office address of Holdings is 3934 Concord
  Street, Toledo, Ohio 43612.

       J Richard Inc. is a Delaware corporation, the principal business of which is holding the general partnership interest in Holdings. J Richard Inc. is the sole general partner of Holdings. The principal business and office address of J. Richard Inc. is 3934 Concord
  Street, Toledo, Ohio 43612.

       CHS L.P. is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS L.P. is 10 South Wacker, Suite 3175, Chicago,
  Illinois 60606.


       CHS Inc. is an Illinois corporation, the principal business of which is holding the general partnership interest of CHS L.P. and other similar partnership interests. The principal business and office address of CHS Inc. is 10 South Wacker, Suite 3175, Chicago,
  Illinois 60606.

       The directors of Acquiror are Thomas J. Formolo and
  Marcus J. George. The executive officers of Acquiror are
  Thomas J. Formolo, Vice President and Treasurer, and
  Marcus George, Vice President and Secretary.

       The executive officers of J Richard L.P. are Daniel
  J. Hennessy, Chairman of the Board and Vice President,
  Lawrence J. Weber, President and Chief Executive Officer,
  Thomas J. Formolo, Vice President, Secretary and
  Treasurer, Thomas S. Robinson, Vice President and Marcus
  J. George, Vice President.

       The directors of J Richard Inc., are Daniel J.
  Hennessy, Andrew W. Code, Thomas J. Formolo, Lawrence J.
  Weber and Marcus J. George. The executive officers of J
  Richard Inc. are Daniel J. Hennessy, Chairman of the
  Board and Vice President, Lawrence J. Weber, President and Chief Executive Officer, Thomas J. Formolo, Vice
  President, Secretary and Treasurer, Thomas S. Robinson,
  Vice President and Marcus J. George, Vice President.

       The directors of CHS Inc. are Brian Simmons, Andrew
  W. Code and Daniel J. Hennessy. The executive officers of CHS Inc. are Brian Simmons, Andrew W. Code, Daniel J.
  Hennessy, Peter M. Gotsch, Thomas J. Formolo, Jon S.
  Vesely, principals, and Richard A. Lobo, Steven R. Brown,
  David O. Hawkins, vice presidents.

       For each of the individuals identified above, the following table sets forth each such individuals's principal occupation and business address:

      Andrew W. Code           Partner,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------

      Daniel J. Hennessy       Partner,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------

      Brian P. Simmons         Partner,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------


      Thomas J. Formolo        Partner,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------

      Peter M. Gotsch          Partner,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------

      Jon S. Vesely            Partner,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------
      Richard A. Lobo          Partner,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------

      Steven R. Brown          Partner,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------

      David O. Hawkins         Partner,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------

      Marcus J. George         Associate,
                               Code, Hennessy & Simmons, LLC
                               10 South Wacker Drive
                               Suite 3175
                               Chicago, Illinois 60606
      ------------------------ --------------------------
      Lawrence J. Weber        President,
                               J Richard Industries, L.P.
                               3934 Concord Street
                               Toledo, Ohio 43612
      ------------------------ --------------------------

      Thomas S. Robinson       Vice President,
                               J Richard Industries, L.P.
                               3934 Concord Street
                               Toledo, Ohio 43612
      ------------------------ --------------------------


       (d) None of the entities or persons identified in this Item 2 has, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the entities or persons identified in this Item 2 has, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Acquiror, J Richard L.P., Holdings, J Richard
  Inc., and CHS L.P. are all Delaware entities. CHS Inc., is an Illinois corporation. All of the individuals named are United States citizens.

  Item 3.   Source and Amount of Funds or Other
            Consideration.

       Acquiror acquired the right to vote certain Shares of Portec, pursuant to a Voting Agreement among Acquiror, Albert Fried, Jr., and Albert Fried & Company, LLC
  (collectively, the "Shareholders") dated March 11, 1998
  (the "Voting Agreement") and a Limited Irrevocable Proxy in favor of Acquiror dated March 11, 1998 (the "Proxy") delivered by the Shareholders in connection with the Agreement and Plan of Merger, dated March 11, 1998 (the
  "Merger Agreement"). See Item 4. No additional consideration was paid to the Shareholders in connection with the Voting Agreement or the Proxy.

  Item 4.   Purpose of Transaction.

       On March 11, 1998, Portec and Acquiror entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Acquiror will be merged into Portec, with Portec as the surviving entity (the "Merger"). In connection with the Merger, each share of Portec common stock issued and outstanding immediately prior to the consummation of the Merger (other than dissenting shares) will be converted into and represent the right to receive $16.00 in cash.

       The obligations of Acquiror to consummate the Merger are subject to (i) completion by Acquiror of its due diligence investigation with results satisfactory to it in its sole discretion and (ii) receipt by Acquiror of necessary financing commitments. The right of Acquiror to terminate on the basis of these conditions must have been exercised, if at all, by April 10, 1998. In addition, the obligations of the parties are subject to certain other usual conditions, including, among other things: (i) approval by Portec shareholders; (ii) receipt of all governmental and regulatory approvals; and
  (iii) Acquiror obtaining commitments for the necessary financing. The Merger Agreement can be terminated (i) by


  mutual consent of Acquiror and Portec; (ii) by either party if, upon a vote at a shareholders meeting of Portec, the Merger Agreement and Merger fail to receive the requisite vote for approval and adoption by the shareholders of Portec; (iii) by either party if the Merger has not been consummated on or before July 31, 1998; (iv) by either party if any governmental entity has issued an order, decree or ruling enjoining, restraining or otherwise prohibiting the Merger; (v) by Portec if, on or before April 10, 1998, Acquiror has not delivered
  Portec executed financing commitments;(vi) by Portec if Acquiror has materially breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement; (vii) by Acquiror if Portec has materially breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement; (viii) by Acquiror is Acquiror determines, at any time before 5:00 P.M. Chicago time on April 10, 1998 that it is not satisfied with the results of its due diligence investigation of Portec; and
  (ix) by Portec if the board of directors of Portec enters into a definitive agreement for a superior proposal with another party and Portec simultaneously pays Acquiror a termination penalty of $2,500,000 and expenses.

       As an inducement and a condition to Acquiror entering into the Merger Agreement, the Shareholders
  (owners of approximately 22.9% of the outstanding common stock of Portec) entered into the Voting Agreement and the Proxy.

       The Voting Agreement provides, among other things, that the Shareholders will: (i) attend, in person or by proxy, any meeting of the shareholders of Portec called pursuant to the Merger Agreement and vote their shares for the approval and adoption of the Merger Agreement and the Merger, and the transactions contemplated by the Merger Agreement; (ii) not sell, offer to sell or otherwise transfer or dispose of any of their Shares without the prior written consent of Acquiror; (iii) vote their shares against any recapitalization, merger, consolidation, sale of assets or other transaction which is not endorsed in writing by Acquiror; (iv) solicit any inquiries or proposals relating to the Merger of Portec from any person other than Acquiror. The Proxy provides, among other things, that the Shareholders revoke all prior proxies given by them.

       The Voting Agreement terminates upon the earlier of the close of business on July 31, 1998 or the termination of the Merger Agreement. The Proxy terminates upon the earlier of: (i) the effectiveness of the Merger; (ii)
  July 31, 1998; (iii) notice from Acquiror that it elects to terminate the Proxy; (iv) the termination of the Voting Agreement.

       On April 10, 1998, the conditions described above with respect to Acquiror's right to terminate the Merger
  Agreement if Acquiror were not satisfied with the results


  of its due diligence examination or if Acquiror did not receive necessary financing commitments expired.

       The Merger Agreement, Voting Agreement and Proxy are attached as Exhibits 1, 2 and 3 hereto respectively. The above summary of these documents does not purport to be complete and is subject to qualification in its entirety by reference to the text of the Merger Agreement, Voting
  Agreement and Proxy attached hereto.

       Except as set forth in this Item 4 the Reporting
  Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

  Item 5.   Interest in Securities of the Issuer.

       (a) The aggregate number of Shares that Acquiror owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,020,328, which constitutes approximately 22.9% of the outstanding Shares, based on 4,454,813 Shares outstanding, as reported by the Issuer in its Annual
  Report on Form 10-K for the year ended December 31, 1997.

       Because of its position as the sole general partner of J Richard L.P., Holdings may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by Acquiror.

       Because of its position as the sole general partner of Holdings, J. Richard Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of Shares beneficially owned directly by Acquiror.

       Because of its position as the owner of all the shares of J Richard Inc., CHS L.P. may, pursuant to Rule
  13d-3 of the Act, be deemed to be the beneficial owner of the Shares beneficially owned directly by Acquiror.

       Because of its position as general partner of CHS
  L.P., CHS Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares owned beneficially directly by Acquiror.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

       (b) Pursuant to the Proxy, Acquiror has obtained the power to vote or to direct the vote of 1,020,328
  Shares.

       In its capacity as the owner of all the shares of Acquiror, J Richard L.P. may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Acquiror.


       In its capacity as the sole general partner of J Richard L.P., Holdings, may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Acquiror.

       In its capacity as the sole general partner of Holdings, J Richard Inc. may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Acquiror.

       In its capacity as the owner of all the shares
  J Richard Inc., CHS L.P., may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares beneficially owned directly by Acquiror.

       In its capacity as the sole general partner of CHS
  L.P., CHS Inc., may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned directly by Acquiror.

       (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

       (d) Each of the Reporting Persons affirms that the Shareholders have the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

       (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

  Item 6.   Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

       Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting
  Persons.


  Item 7.   Materials to be Filed as Exhibits.

       Exhibit 1      Agreement and Plan of Merger between
                      MHD Acquisition Corp. and Portec,
                      Inc. dated March 11, 1998

       Exhibit 2      Voting Agreement among MHD
                      Acquisition Corp., Albert Fried, Jr.
                      and Albert Fried & Company, LLC dated
                      March 11, 1998

       Exhibit 3      Limited Irrevocable Proxy by Albert
                      Fried, Jr. and Albert Fried &
                      Company, LLC in favor of MHD
                      Acquisition Corp. dated March 11,
                      1998


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:     April __, 1998

  MHD Acquisition Corp.,
  a Delaware corporation



  By:  /s/Thomas J. Formolo
       ---------------------
  Its: Vice President

  J Richard Industries, L.P.
  a Delaware limited partnership




  By:  /s/ Thomas J. Formolo
       ----------------------
  Its: Vice President

  J Richard Holdings, L.P.
  a Delaware limited partnership


       By:  J Richard Industries, Inc.
            its general partner, a Delaware
            corporation



            By:  /s/ Thomas J. Formolo
                 -----------------------
            Its: Vice President

  J Richard Industries, Inc.




  By:  /s/ Thomas J. Formolo
       -----------------------
  Its: Vice President

  Code, Hennessy & Simmons II, L.P.


       By:  Code, Hennessy & Simmons, Inc.
            its general partner,


       By:  /s/ Thomas J. Formolo
            ----------------------
       Its:

  Code, Hennessy & Simmons, Inc.




  By:  /s/ Thomas J. Formolo
       -----------------------
  Its:


                          EXHIBIT A

       Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-
  G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this
  Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

  Dated:    April ___, 1998

  MHD Acquisition Corp.,
  a Delaware corporation


  By:  /s/ Thomas J. Formolo
       ---------------------
  Its: Vice President


  J Richard Industries, L.P.
  a Delaware limited partnership


  By:  /s/ Thomas J. Formolo
       ----------------------
  Its: Vice President


  J Richard Holdings, L.P.
  a Delaware limited partnership


       By:  J Richard Industries, Inc.
            its general partner, a Delaware
            corporation


            By:  /s/ Thomas J. Formolo
                 ----------------------
            Its: Vice President


  J Richard Industries, Inc.


  By:  /s/ Thomas J. Formolo
       ----------------------
  Its: Vice President


  Code, Hennessy & Simmons II, L.P.

       By:  Code, Hennessy & Simmons, Inc.
            its general partner,


       By:  /s/ Thomas J. Formolo
            ----------------------
       Its:



  Code, Hennessy & Simmons, Inc.


  By:  /s/ Thomas J. Formolo
       ---------------------------
            Its: